Exhibit 99.2

[LOGO] ZARLINK
       SEMICONDUCTOR                                                NEWS RELEASE
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Zarlink Semiconductor Announces Exercise of Over-Allotment Option

OTTAWA, CANADA, August 30, 2007 - Zarlink Semiconductor Inc. (NYSE/TSX:ZL) announced today that the underwriters have exercised in part their over-allotment option and purchased an additional Cdn$3,750,000 aggregate principal amount of convertible unsecured subordinated debentures (the "Convertible Debentures") at a purchase price of Cdn$1,000 per Convertible Debenture, for gross proceeds of Cdn$3,750,000. On July 30, 2007, Zarlink completed an offering of Cdn$75,000,000 aggregate principal amount of subscription receipts (the "Subscription Receipts") at a price of Cdn$1,000 per Subscription Receipt. The Subscription Receipts were automatically exchanged for Convertible Debentures on August 3, 2007, following the closing of Zarlink's previously announced acquisition of Legerity Holdings, Inc. ("Legerity"). The Convertible Debentures trade on the Toronto Stock Exchange under the symbol "ZL.DB".

The Offering was underwritten by a syndicate led by CIBC World Markets, which included National Bank Financial, RBC Capital Markets and Scotia Capital.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any offer or sale of the Convertible Debentures in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

A copy of the prospectus related to the Offering may be obtained from CIBC World Markets Inc., 161 Bay Street, Toronto, ON, M5J 2S8, Attention: Lovena Doodahnand
(416) 594-7270.

About Zarlink Semiconductor

      For over 30 years, Zarlink Semiconductor has delivered semiconductor solutions that drive the capabilities of voice, enterprise, broadband and wireless communications. The Company's success is built on its technology strengths including voice and data

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networks, optoelectronics and ultra low-power communications. For more information, visit www.zarlink.com.

Shareholders and other individuals wishing to receive, free of charge, copies of the reports filed with the U.S. Securities and Exchange Commission and Regulatory Authorities, should visit the Company's web site at www.zarlink.com or contact Investor Relations.

Certain statements in this press release constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance, or achievements expressed or implied by such forward-looking statements. Such risks, uncertainties and assumptions include, among others, the following: our dependence on the successful development and market introduction of new products; our ability to successfully integrate businesses acquired in the future; our ability to operate profitably and generate positive cash flows in the future; our dependence on our foundry suppliers and third-party subcontractors; order cancellations and deferrals by our customers; and other factors referenced in our Annual Report on Form 20-F. Investors are encouraged to consider the risks detailed in this filing.

                                     - 30 -

Zarlink and the Zarlink Semiconductor logo are trademarks of Zarlink Semiconductor Inc.

For further information:

Ed Goffin                                   Mike McGinn
Media Relations                             Investor Relations
613 270-7112                                613 270-7210
edward.goffin@zarlink.com                   mike.mcginn@zarlink.com